FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 6, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX sampling at East Manhattan Wash, Nevada returns significant gold values up to 0.32 ppm Au in soils; native gold mineralized area expanded at Old Drill Hole and Gold Pit Zones

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assay results from three large volume soil sampling grids completed in May at the East Manhattan Wash gold project in Nevada, where a recent bulk sample recovered 4.9 grams/ton   gold and 1.2 grams/ton silver from a 793 pound sample (see our news release of March 10, 2009).

The current sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.  Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken.  The values ranged from nil to 0.32 ppm gold.  The mineralized zone is 1200 feet long and 600 feet wide and is open in all four directions.  Further work is now planned to define the full areal extent of mineralization in this zone.  A map of the sampling locations at East Manhattan Wash is now available on our web site at www.maxresource.com.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au.  This zone is open to the north, east and west and further work is planned for this area, which contains the old prospector’s pit from which our recent bulk sample grading the equivalent of 4.9 g/t gold was collected. The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au.  This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes.  The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

Clancy Wendt, Vice-President Exploration for MAX, states that “We are pleased with finding native gold over a very large area.  The two areas sampled, the Old Drill Hole and Gold Pit zones, are significantly larger than originally thought and are still open in at least three directions.   In addition, they are only 500 feet apart and may be connected.  Further sampling will be undertaken to test this theory.”

The third grid, “The Gold Shaft,” is located in altered inter-bedded phyllite, quartzite and limestone and is approximately 7,000 feet south of the Gold Pit grid.  These holes ranged from 4 inches to 12 inches in depth. The values in the soil did not indicate a mineralized structure or an area of concentrated gold. No real anomalous values of other trace elements were observed. Outcrop samples of silicified zones are going to be sampled during follow-up work later this summer.

The soil samples were analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids were taken in the coarse gold area (as seen in the previous bulk sample) and are being run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold.  The other grid (different mineralization style) samples are being fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements.  All sample bags were labeled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

About the Manhattan Mining District, Nevada:

More than 1,000,000 ounces of gold have been mined in the Manhattan mining district. Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of EMW, is a conventional open pit operation that has produced more than 12 million   ounces of gold to date. Recorded placer gold production from the district totals approximately 150,000 ounces from a major dredge operation and small-scale lode mines have produced another 100,000 ounces.

The current exploration model suggests that deposits that will be found in the Manhattan District are related to the contact of the Manhattan Caldera Margin and structural intersections.  Gold is also related to the Cambrian-Ordovician Age Sedimentary rocks along the five mile long by one mile wide zone of the Caldera. What is unique to this occurrence is that it is related to a lithic welded volcanic tuff. More work is planned to determine how this mineralization is related to the overall normal mineralized gold system in the Manhattan District. So far it appears to be quite different and may be very extensive.

The EMW property is comprised of 133 claims (2,660 acres) located 40 miles north of the town of Tonopah and is the subject of an option agreement whereby MAX can earn a 100% interest, subject to a 3% NSR royalty.  For more information on East Manhattan Wash, please visit our web site at www.maxresource.com.  There are no historic reports on the project available to Max.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 27, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX options Crowsnest Gold Property; drilling planned for fall at Crowsnest and Howell gold projects in Southeastern B.C.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) plans to conduct further drilling and exploration at the Howell Gold property in Southeastern British Columbia and has amended the Howell Option Agreement with Eastfield Resources Ltd. (TSX.V:ETF) to include the nearby Crowsnest Gold property.

The Howell Gold project is comprised of 4,376 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.  The Crowsnest Gold project consists of fifteen claims totaling 3,142 hectares located approximately 10 km southeast of the Howell property.

At the Howell Gold project, disseminated gold mineralization occurs in limestone and as quartz stockworks in limestone and syenite intrusives.  Prior drilling included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.   MAX completed twelve holes totaling 1,312 metres of NQ core at Howell in 2008, with the best intercept being 22 metres of 0.78 g/t gold.  In addition, two new soil grids were established in 2008, including a stockwork quartz system in limestone that returned up to 3 grams gold in previous sampling that will be targeted during the planned fall drill program.

Of the 119 samples collected in 2008 on the southeastern grid, which is 1.5 kilometres to the south of the 2008 drill targets, 16 exceeded 100 ppm gold (maximum 714 ppb), 27 exceeded 500 ppm zinc (maximum 9,527 ppm) and 9 exceeded 400 ppm lead (maximum 14,000 ppm).  The southeastern grid was established in 2008 to fill in an area to the north of manto style zinc, lead, silver mineralization which was identified during reverse circulation drilling completed by Placer Dome in 1988 (HRC-2 with 7.5 metres grading 2.4% Zn, 0.40% Pb and 15.3 g/t Ag).  Reconnaissance prospecting in this area, completed by Eastfield in 1999, sampled a 300 metre northeast trending syenite intrusive that returned a value of 2.75 grams gold from the single sample collected.  Review of a subsequent airborne geophysical survey completed in 2004 highlighted this feature.  A drill permit application has been filed for this target, which MAX intends to drill in the fall of 2009 in conjunction with drilling that has been permitted at the nearby Crowsnest Gold property.

Gold mineralization at the Crowsnest Gold property occurs in limestone, siltstone or syenite. The property is underlain by a thick sequence of Pennsylvanian and Mississippian carbonate and clastic rocks, of which the Mississippian Rundle Group shows the greatest exposure. Mid-Cretaceous syenite and trachyte intrusions as sills, dykes, plugs and possible diatremes intrude these units.  Several grids have already been established, including the "A", "B" and “K” grids, which led to the discovery of significant high grade gold.

Many samples of float and rubble on the "B" Grid have returned extraordinarily high gold analysis.  This includes a float sample collected in 1989 by Placer Dome Inc. which is described as an intrusive breccia that returned a gold assay of 524.41 g/t gold ≈15.2 ounces per ton. Other high grade float samples have returned assays to 620.0 g/t gold ≈18.0 ounces per ton.

One bedrock source of mineralization was discovered in 1996 and trenched by Eastfield in 1999, resulting in a trench intercept of 8.57 g/t gold over 16.5 metres.  The 1999 area of focus, referred to as the Discovery Trench Area, has been the centre of most of the exploration activity completed at Crowsnest during exploration conducted in 1999, 2002, 2003 and 2006.  The most recent exploration at Crowsnest in 2006 entailed road reconstruction and mechanical trenching, again largely in the Discovery Trench Area.  Other areas that have also yielded high grade float samples have had only rudimentary work completed.  A review of the database calculates an average gold grade for samples of this float exceeding 1.0 g/t to be 32.656 g/t (based on 36 determinations) with a corresponding copper grade of 0.23% (based on 34 determinations).

In June 2009, MAX conducted a site visit at Crowsnest to review the previous field work and assess the potential of the property.  Prior drill sites and trenches were observed and samples taken.  One sample of gossan was examined and free gold was found which had never been reported by historic workers.   Assay results are pending.

Exploration activity planned for 2009 at Crowsnest will continue to explore the discovery trench with close spaced drill holes to find the extent of the high grade mineralization and to define the direction and extent of the mineralized structure.  There are also other areas where gossan mineralization has been found and these will also be tested.

MAX and Eastfield have agreed to amend the prior Howell agreement to allow MAX to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totaling $60,000 to Eastfield (of which $10,000 was paid on signing), issuing 100,000 shares (50,000 shares in the first year) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, MAX can earn its 60% interest in Howell by making further cash payments totaling $90,000, issuing 400,000 shares and spending a further $700,001 on exploration prior to June 30, 2013.   MAX will also be responsible for its portion of the $200,000 payment due to Goldcorp Inc. and Teck Cominco Metals Limited by August 31, 2010 pursuant to Eastfield’s underlying option agreement with them.  To earn its 60% interest in Crowsnest, MAX must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

MAX has reviewed the results of its 2008 drill program at Eastfield’s Indata gold project in North Central B.C. and has determined not to proceed with the option on this property.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101. The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  August 4, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director